SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-C
                  Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                            or 15d-17 thereunder

                          ADDINGTON RESOURCES, INC.
                (Exact name of issuer as specified in charter)

                         1500 North Big Run Road
                         Ashland, Kentucky 41105
                  (Address of principal executive offices)

         Issuer's telephone number, including area code (606) 928-3433

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security  Common Stock

2.  Number of shares outstanding before the change 15,968,151

3.  Number of shares outstanding after the change 14,968,151

4.  Effective date of change  November 2, 1995

5.  Method of change:


      Specify method ( such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                             Acquisition of Stock

      Give brief description of transaction: Acquisition of 1,000,000 Shares of Common Stock in exchange for stock of Addington Subsidiary owning Belize Citrus operations

                      II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required

Date:  November 7, 1995                       /s/ R. Douglas Striebel
                                              R. Douglas Striebel
                                              Vice President